Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange
                                   Act of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976



Mesa Announcement

PHOENIX, Nov 17, 2003 (BUSINESS WIRE) -- Mesa Air Group, Inc. (Nasdaq: MESA) today sent the following letter to the Board of Directors of Atlantic Coast Airlines Holdings, Inc. (Nasdaq: ACAI):


Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166


Ladies and Gentlemen:

I am in receipt of your letter dated November 13, 2003.

Firstly, let me say that we are delighted with the results of the non-binding memorandum of understanding (MOU) that we have recently negotiated with United Airlines (UAL). The concerns raised in your above-mentioned letter with respect to certain contract terms previously offered by UAL to Atlantic Coast Airlines Holdings, Inc. ("ACA"), while interesting, are not particularly relevant to the Mesa-negotiated version of the MOU. Simply stated, your concerns are either unfounded or have been addressed satisfactorily.

Finally, contrary to your management's self-serving and incorrect conclusion that we are working with UAL to try to "squash" your efforts to establish a low-fare airline at Dulles International Airport, please be assured that the MOU was negotiated with UAL on an arms length basis with the view to effecting the acquisition of ACA. The terms of the MOU are in our view in the best interests of the stockholders of ACA and the combined company in the event a business combination transaction between ACA and Mesa is consummated.


                                     Sincerely,

                                    /s/ Jonathan G. Ornstein
                                    --------------------------------------------
                                    Jonathan G. Ornstein
                                    Chairman of the Board & Chief Executive
                                    Officer

About Mesa
Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners. News releases and other information about Mesa can be found at the company's web site at http://www.mesa-air.com.


Safe Harbor
This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.



SOURCE: Mesa Air Group, Inc.


Mesa Air Group, Inc.
Jonathan Ornstein/Peter Murnane, 602-685-4000
OR
Brunswick Group
Steve Lipin/Tim Payne, 212-333-3810

Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE RELEVANT DOCUMENTS REGARDING THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies in connection with Mesa's proposed exchange offer and consent solicitation. The participants in the solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).
 ------------------

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.